

August 24, 2011

Via E-mail
Mr. Paul C. Varga
Chief Executive Officer and Chairman
Brown-Forman Corporation
850 Dixie Highway
Louisville, KY 40210

Re: **Brown-Forman Corporation**
Form 10-K for Fiscal Year Ended April 30, 2011
Filed June 27, 2011
File No. 002-26821

Dear Mr. Varga:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2011

Management Discussion and Analysis, page 39

1. Please expand your results of operations discussion to analyze and separately discuss cost of sales in future filings.

Liquidity and Capital Resources, page 44

2. We note your cash and cash equivalents increased $335 million to $567 million as of April 30, 2011. We also note that you have undistributed earnings of foreign subsidiaries of $390 million at April 30, 2011 that you expect to be reinvested indefinitely overseas. Please tell us the total amount of cash and cash equivalent held by your foreign subsidiaries at April 30, 2011. In future filings to the extent material, please disclose and

describe the tax implication upon repatriation and assess how indefinitely reinvested undistributed earnings of your foreign subsidiaries impacts your liquidity in the U.S.

Notes to Consolidated Financial Statements, page 54
14. Other Income and Expense, page 65

3. We note you completed the sale of Fetzer Vineyards on April 15, 2011 and recognized a gain on sale of $38 million, net of transaction costs and income taxes. Please clarify why the result of operations of Fetzer Vineyards is not reported as a discontinued operation in your statements of operations. Refer to ASC 205-20-45-1.

16. Segment Information, page 67

4. Please disclose the factors used to identify reportable segments and how you measure segment performance.   Please provide all the required disclosures per ASC 280-10-50-20.

5. We note that you have one reportable segment and only provide entity wide information of net sales by product category and geographic regions. However, in your earnings release for fiscal year end 2011, you discuss revenue growth for five geographic regions and various product brand families. Please explain whether you have discrete financial information by product brands or geographic regions. Please discuss if you are aggregating any segments and if so discuss how you meet the aggregation criteria in ASC 280-10-50-11.

6. Tell us how you allocate resources among geographies and brands. Please identify your CODM and provide us with the financial information regularly reviewed by the CODM to assess performance and allocate resources for the year ended April 30, 2011. If multiple levels of financial information are provided to the CODM, please provide us with each level and explain how the CODM utilizes the financial information.

Exhibits

7. We note that Exhibits 4.3, 4.7 and 10.22 are missing schedules, attachments or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director